Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-139092

The article set forth below was published by the Las Vegas Business Press on January 8, 2007.

The Las Vegas Business Press is a newspaper in the business of reporting and publishing business news.  It is not affiliated with Employers Holdings, Inc. (which is the name that EIG Mutual Holding Company, a Nevada mutual insurance holding company, will adopt upon consummation of its conversion to a stock corporation). Employers Holdings, Inc. made no payment and gave no consideration to the Las Vegas Business Press in connection with the publication of the article below or any other article published by the Las Vegas Business Press concerning Employers Holdings, Inc.  Defined terms used in this free writing prospectus (other than in the article below) have the meanings given to them in Employers Holdings, Inc.'s current registration statement.

For purposes of clarification it should be noted as follows:

1.

Concerning the reference in the sixth paragraph of the article below to the plan of conversion requiring a two thirds majority vote from policyholders to proceed, this reference is inaccurate.  Rather, the plan of conversion must be approved by both the affirmative vote of a majority of EIG's members, as of a record date fixed by EIG's board of directors in accordance with EIG's by-laws, and by the affirmative vote of not less than two-thirds of the eligible members voting in person or by proxy at the meeting of EIG's members called to vote on the plan of conversion.

2.

Concerning the references in the first and the sixth paragraphs of the article below to the amount of stock that will be distributed to policyholders, these references are inaccurate.  The approximately $626 million referred to in the sixth paragraph represents the statutory surplus of EICN as of September 30, 2006, which, pursuant to the plan of conversion and the Nevada conversion law, is the minimum amount of consideration that could be distributed to eligible members if the conversion were completed prior the next filing of statutory financial statements by EICN with the Nevada Division of Insurance.  We note that the $19,000 and $3.4 million amounts referred to in the first paragraph assume that the amount of consideration to be received by eligible members will be approximately $626 million.  The amount of consideration ultimately distributed to eligible members will depend on the price at which our shares of common stock are sold to the public in our initial public offering and could be more than the $626 million minimum amount.  Additionally, the consideration to be received by eligible members will be in the form of shares of our common stock, cash or a combination of both.

3.

Concerning the reference in the eighth paragraph of the article below to EIG being the seventh-largest writer of workers compensation business in California, we note that we were, during 2005, the seventh-largest non-governmental writer of workers compensation business in California, as reported by A.M. Best Company.

4.

Concerning the reference in the eighth paragraph of the article below to the states in which we are licensed to write policies, this reference is inaccurate.  In addition to our Nevada and California business, we write business in seven other states (Arizona, Colorado, Idaho, Illinois, Montana, Texas and Utah) and are licensed to write business in five additional states (Maryland, New Mexico, New York, Oregon and Pennsylvania).

5.

Concerning the reference in the tenth paragraph of the article below to Douglas Dirks' total compensation package, we note that (i) Mr. Dirks' total actual compensation in 2005 was $861,922, (ii) the $1.9 million amount referenced does not include other compensation (in the nature of perquisites) that Mr. Dirks may receive during 2007 and (iii) Mr. Dirks may receive total compensation of up to approximately $1.8 million in respect of 2006 (exclusive of perquisites and subject to the terms of our Equity and Incentive Plan).

Las Vegas Business Press

Published on January 8, 2007

Workers' comp insurer set to go public

By Ian Mylchreest

Some Nevada businesses could be in for a big bonus, courtesy of their workers' compensation insurance policies, if the planned demutualization of Employers Insurance Group is approved next week. The smallest parcel of stock would be valued at around $19,000 and one company stands to get a windfall of $3.4 million, says Ann Nelson, EIG's executive vice president of corporate and public affairs.

The company began life in 1913 as a state agency and operated that way until 1999. EIG hit some trouble in the 1990s: It had run up debts of $2 billion and then-Gov. Bob Miller pushed the Legislature to reform the workers' compensation system.

By the time Gov. Kenny Guinn was in the governor's mansion, the State Industrial Insurance System had been restored to fiscal health and Guinn urged the Legislature to launch the insurer as an independent corporation. Thus was born Employers Insurance. In that incarnation EIG was a private mutual-insurance company owned by its policyholders.

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NEXT STOP: THE BIG BOARD

The EIG board of directors voted to become a publicly listed company in August and approved the final plan in October. The Nevada Insurance Commissioner gave her blessing to the plan in late November and EIG filed a plan with the Securities & Exchange Commission in early December to sell its stock on the Big Board.

"The trouble," says EIG Executive Vice President for Corporate & Public Affairs Ann Nelson, "is that the policyholders don't believe this is real. The reaction has been disbelief when we tell them about the distribution to Nevada small businesses." Often the owners of the mutual company don't know even about EIG, she added, because they buy workers' comp insurance through an agent.

Nelson has been out and about trying to explain the process of "demutualization" to the beneficiaries. EIG is holding a meeting in Reno this Saturday to approve the conversion to a stock company. The plan will require a two-thirds majority from policyholders to proceed. If the plan wins approval, approximately $626 million in company stock will be distributed to some 6,500 policyholders.

RISK AVERSION SPELLS SUCCESS

Nelson echoes the prospectus's view that EIG has succeeded by focusing on relatively low-risk industries and small business. "Small business is underserved," she says. The plan is to continue to focus on that sector. The company has consistently built its assets since it became a mutual company and now has assets of $3.2 billion.

EIG has also been expanding into other western states, most notably California where it is now the seventh-largest writer of workers' compensation business. The company depends on the Golden State, where 77 percent of its policies originate. The company is also licensed to write policies in Texas, Idaho, Montana, Arizona and Colorado, and it has plans to expand elsewhere if the demutualization plan is approved.

Nelson says the plan will give management much more flexibility and will not hurt policyholders because the market for workers' compensation is very competitive. The company could not unilaterally raise rates in the current climate. She notes, for example, that Nevada rates have gone from being the fifth-highest in the nation in 2000 to their current place as 30th on the table.

The current EIG management could benefit from the demutualization if performance targets are met, according to the prospectus filed with the SEC. CEO Douglas Dirks' total compensation package including salary, bonus and stock options could, for example, jump from $763,000 in 2005 to $1.9 million in 2007. He received just under $1.8 million last year but that included no stock grants.

Nelson says the policyholders seem supportive, but she and other executives are still working to get the plan approved. "We have until Jan. 13 to make this puppy fly," she laughs.

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Employers Holdings, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Employers Holdings, Inc. has filed with the SEC for more complete information about Employers Holdings, Inc. and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or at the link below.  Alternatively, a written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, when available, may be obtained from Morgan Stanley & Co. Incorporated, 180 Varick Street, New York, New York 10014, Attention: Prospectus Department, or by e-mailing prospectus@morganstanley.com.

To review a filed copy of our current registration statement, click on the following link:

http://www.sec.gov/Archives/edgar/data/1379041/000095013606009977/file1.htm

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